 Exhibit j

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sequoia Fund, Inc.:

We consent to the use of our report dated February 19, 2019, with respect to the statement of assets and liabilities of Sequoia Fund, Inc., including the schedule of investments, as of December 31, 2018, the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, the related notes and the financial highlights for each of the years in the four-year period then ended, incorporated by reference herein and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Custodian, Registrar and Shareholder Servicing Agent, Counsel and Independent Registered Public Accounting Firm” and “Financial Statements and Report of Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

New York, New York

April 24, 2019